Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen’s Road Central Central, Hong Kong	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 United States

VIA EDGAR

October 30, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Re:	Qunar Cayman Islands Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-191459)
Registration Statement on Form 8-A (Registration No. 001-36144)

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King, and Ms. Kaufman:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. New York City Time on October 31, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 18, 2013 and the date hereof, copies of the Company’s Preliminary Prospectus dated October 18, 2013 were distributed as follows: more than 5646 copies to prospective underwriters, institutional investors, dealers and others; out of which more than 5201 were to institutional investors and more than 305 to retail investors.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.

DEUTSCHE BANK SECURITIES INC.

As Representatives of the several Underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Xiaoyin Zhang
Name:	Xiaoyin Zhang
Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Emmanuel DeSousa
Name:	Emmanuel DeSousa
Title:	Managing Director

By:	/s/ Sam Kumar
Name:	Sam Kumar
Title:	Managing Director

[Underwriters Acceleration Request]